Exhibit 99.1

FOR IMMEDIATE RELEASE
Company Contact: Johnny Walker President/CEO (858) 549-6340 rfi@rfindustries.com	Investor Contact: Robert Jacobs Jacobs Consulting (310) 927 3108 robert.jacobs@jacobscon.com

RF Industries Reports First Quarter Results

Board of Directors Declares Quarterly Cash Dividend of $0.07 per Common Share

San Diego, California, March 17, 2015 -- RF Industries, Ltd. (NASDAQ: RFIL) today announced results for the first quarter ended January 31, 2015.

First Quarter Results

Sales for the fiscal first quarter of 2015 increased 18%, or $1.0 million, to $6.9 million compared to sales of $5.9 million for the same quarter last year. Net income was $65,000, or $0.01 per diluted share, compared to $265,000, or $0.03 per diluted share, in the same quarter last year. First quarter 2015 results include the impact of the Company’s acquisition of Comnet Telecom Supply, Inc. Comnet’s sales were $2.2 million during the first quarter.

Gross profit for the first quarter was $2.5 million, or 36% of sales, compared to gross profit of $2.6 million, or 44% of sales in the same quarter last year. The decline in gross profit is related to lower margin sales from the Comnet acquisition and reduced sales at the Connector and Cable Assembly segment. Comnet’s gross margins historically have been lower than the gross margins of the Company in general because of Comnet’s focus on higher volume and lower margin sales.

Selling and general expenses in the first quarter increased $300,000, or 15%, to $2.3 million compared to $2.0 million in the same quarter last year, due to increased expenses associated with the acquisition of Comnet. Excluding the expenses related to Comnet, selling and general expenses declined in the first quarter, compared to the same quarter last year, as the Company reduced compensation and benefits expense by taking actions to lower headcount in fiscal 2014.

Johnny Walker, President and CEO said, "First quarter results, typically our seasonally weakest quarter, were buoyed by the Comnet acquisition, which improved sales and profitability for the quarter. These gains were offset by lower sales at the Connector and Cable Assembly, Medical Cabling and Cables Unlimited segments. Comnet joins Cables Unlimited to compose our Custom Cabling Manufacturing and Assembly segment, where we are focused on growth through acquisition, product development and expanding product offerings and distribution in the telecom, fiber optic and data center markets. While the industry-wide weakness in the wireless market continues to affect sales at the Connector and Cable Assembly segment, we have taken steps to lower expenses by reducing the Company’s headcount. We remain optimistic that our business will benefit from new product introductions later this year."

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RF Industries Reports First Quarter Results

March 17, 2015

Page Two

Balance Sheet Data

At January 31, 2015, the Company reported working capital of $17.8 million, including cash and cash equivalents of $10.9 million, a current ratio of approximately 5-to-1, no long-term debt and stockholders' equity of $26.5 million. During the first quarter, the Company used net cash of $2.2 million and issued 252,381 shares of unregistered common stock to help finance the acquisition of Comnet. The Company also paid out cash dividends in the first quarter of $0.07 per share, or $578,000, to common stock shareholders.

At its March 11, 2015 meeting, the Company’s Board of Directors declared a quarterly cash dividend of $0.07 per common share, payable April 15, 2015 to shareholders of record on March 31, 2015.

About RF Industries

RF Industries is a leading designer and manufacturer of innovative interconnect products and complex cable assemblies across diversified, high growth markets including wireless carriers & infrastructure, medical and industrial. The Company's products include RF connectors, coaxial and custom cable assemblies, fiber optic cables, wiring harnesses and medical wiring. The Company's connectivity products are used throughout the growing and evolving wireless infrastructure. Through its newly acquired Comnet Telecom Supply, Inc. subsidiary, the Company also manufactures and sells other cabling technologies and data center equipment solutions. The Company has reported 21 consecutive years of profitability and is headquartered in San Diego, California with operations in Las Vegas, Nevada, Yaphank, New York, and East Brunswick, New Jersey. Please visit the RF Industries website at www.rfindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements with respect to future events which are subject to a number of factors that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to: changes in the telecommunications industry; the Company's reliance on certain distributors for a significant portion of anticipated revenues and the uncertainty of impact upon the Company’s operations of the recent acquisition of Comnet Telecom Supply. Further discussion of these and other potential risk factors may be found in the Company's public filings with the Securities and Exchange Commission (www.sec.gov) including its Form 10-K. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or new information after the date of this release.

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RF INDUSTRIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED) (in thousands, except share and per share amounts)

	Three Months Ended
	January 31,
	2015	2014

Net sales	$6,894	$5,850
Cost of sales	4,394	3,268
Gross profit	2,500	2,582

Operating expenses:
Engineering	217	256
Selling and general	2,257	1,987
Total Operating Expenses	2,474	2,243

Operating income	26	339

Other income - interest	5	7

Income from continuing operations before provision for income taxes	31	346
Provision (benefits) for income taxes	(21)	82
Income from continuing operations	52	264
Income from discontinued operations, net of tax	13	1
Consolidated net income	$65	$265

Earnings per basic share:
Continuing operations	$0.01	$0.03
Discontinued operations	0.00	0.00
Net income per basic share	$0.01	$0.03

Earnings per diluted share:
Continuing operations	$0.01	$0.03
Discontinued operations	0.00	0.00
Net income per diluted share	$0.01	$0.03

Weighted average shares outstanding:
Basic	8,286,831	8,143,640
Diluted	8,667,771	8,817,351

RF INDUSTRIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	Jan. 31,	Oct. 31,
	2015	2014
ASSETS	(unaudited)	(audited)
CURRENT ASSETS
Cash and cash equivalents	$10,922	$14,718
Restricted Cash	300	--
Trade accounts receivable, net	3,414	2,428
Inventories	5,964	5,259
Other current assets	904	618
Deferred tax assets	416	416

TOTAL CURRENT ASSETS	21,920	23,439

Property and equipment, net	919	829
Goodwill	5,387	3,076
Amortizable intangible assets, net	2,438	1,187
Non-amortizable intangible assets	950	410
Note receivable from stockholder	67	67
Other assets	21	21

TOTAL ASSETS	$31,702	$29,029

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$1,489	$861
Accrued expenses	2,629	1,422
Customer deposit	--	6
Income taxes payable	--	73

TOTAL CURRENT LIABILITIES	4,118	2,362

Deferred tax liabilities	811	811
Other long-term liabilities	318	--

TOTAL LIABILITIES	5,247	3,173

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock, authorized 20,000,000 shares of $0.01 par
value; 8,509,437 and 8,255,979 shares issued and outstanding
at January 31, 2015 and October 31, 2014, respectively	85	83
Additional paid-in capital	18,340	17,230
Retained earnings	8,030	8,543

TOTAL STOCKHOLDERS' EQUITY	26,455	25,856

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$31,702	$29,029